[PEMEX LOGO]                          SOCIAL COMMUNICATIONS CORPORATE MANAGEMENT

                             BULLETIN NUM. 315/2003

                                                                DATE: 11/28/2003

                PEMEX SIGNS THE THIRD MULTIPLE SERVICES CONTRACT

          This contract for the Mision block shall capture investments for the country for more than 1 billion dollars and shall encourage the growth of the natural gas production in Mexico.

          Petroleos Mexicanos and the international consortium Mexico-Argentina, composed of the Argentinean companies Technit and its subsidiary Tecperol and the Mexican company Industrial Perforadora de Campeche-IPC signed today the Multiple Services Contract for the execution of works for the development, infrastructure and maintenance of non-associated gas fields in the Mision block.

          The Contract for the Mision block, located in the states of Tamaulipas and Nuevo Leon, shall generate a total investment of $1,035,579,600 dollars and an additional production of natural gas of 91 million cubic feet per day.

          This is the third Multiple Service Contract entered into by Pemex. The first one corresponded to the Reynosa-Monterrey block, dated last November 14, signed by the Spanish company Repsol -the ninth largest oil company in the world- for a total of $2,437,196,256 dollars, which represents the public works contract in the greatest amount in the history of PEMEX.

          The second contract was the Cuervito block, dated last November 21, with the international consortium composed of the Brazilian company Petroleo Brasileiro, S.A. (Petrobras), the Japanese company Teikoku oil Co. Ltd, and the Mexican company D&S Petroleum, a subsidiary of the Diavaz Group. This contract shall generate a total investment of 260 million 71 thousand 938 dollars.

          Four contracts were entered in the first bidding process for the Multiple Service Contracts for the development of the Burgos Basin. With these contracts, PEMEX shall ensure an increase in the domestic production of natural gas close to 400 million cubic feet per day, with the consequent reduction of imports. In addition, PEMEX shall capture new investments for the country of four billion dollars, and obtain state of the art technology, which will allow increasing the execution capacities of PEMEX, as well as the savings for the company in the amount of 750 million dollars.

          "The investments, a product of the Multiple Services Contracts, shall be directed to the development of works and services that will be executed by the awarded companies, during the term of the contract. This shall generate an economical splendor that shall have an important economic impact in the Northeast region of the country. This impact shall serve to reactivate a great part of the productive plant of said region", said Sergio Guaso, Executive Director of the Multiple Services Contracts.

          The international experience and the technical reputation of the three companies that compose the Mexican-Argentinean consortium guarantee PEMEX the efficient execution of the development works, as well as the works for the infrastructure and maintenance of fields of non-associated gas in the Burgos Basin pertaining to the Mision Block, under the scheme of Multiple Services Contracts.

          With this third contract, which includes all exploration and production services and works to develop non-associated gas fields, PEMEX gets closer to its objective of increasing the production of natural gas in Mexico in order to reduce costly imports.


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